August 11, 2015
Via EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Shake Shack Inc.
Registration Statement on Form S-1
File No. 333-205749

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), J.P. Morgan Securities LLC, as representative of the several underwriters, hereby joins in the request of Shake Shack Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective as of 4:00 p.m., Eastern time, on August 12, 2015, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

(i)	Date of preliminary prospectus: August 10, 2015

(ii)	Dates of distribution: August 10, 2015 through August 12, 2015

(iii)	Number of preliminary prospectuses expected to be distributed to prospective underwriters, institutional investors, dealers and others: approximately 3,700

(iv)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
As Representative of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:     /s/Jason Fournier
Name: Jason Fournier
Title: Managing Director

[Signature Page – Acceleration Request]